PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

April 27, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 24 Filed April 20, 2021 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 27, 2021, relating to the Company’s Post-Qualification Amendment No. 24 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on April 20, 2021 (“Post-Qualification Amendment No. 24”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 25 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 25”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 24 filed on April 20, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 25.

Securities and Exchange Commission

April 27, 2021

Post-Qualification Amendment No. 24 to Form 1-A

Exhibit 12.1

1.	It is inappropriate for counsel to assume the due execution and delivery of documents of the Company. Please revise the last sentence on page 1 of the opinion accordingly.

In response to the Staff’s comment, the Company has revised Exhibit 12.1 accordingly.

***

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 25 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:                Michael Behrens, My Racehorse CA LLC